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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements filed Pursuant to Rule
13d-1(b)(c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)
(Amendment No. 1)1

COLLEGIATE PACIFIC INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

194589-10-7

(Cusip Number)

September 30, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 194589-10-7			Page 2 of 9

1.	Name of Reporting Person: Kesslers Sport Shop, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Indiana

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 481,750

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 481,750

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 481,750

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.8%

12.	Type of Reporting Person: CO

13G
CUSIP No. 194589-10-7			Page 3 of 9

1.	Name of Reporting Person: Robert J. Dickman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,950

		6.	Shared Voting Power: 481,750

		7.	Sole Dispositive Power: 1,950

		8.	Shared Dispositive Power: 481,750

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 483,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.8%

12.	Type of Reporting Person: IN

13G
CUSIP No. 194589-10-7			Page 4 of 9

1.	Name of Reporting Person: Daniel A. Dickman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,000

		6.	Shared Voting Power: 481,750

		7.	Sole Dispositive Power: 1,000

		8.	Shared Dispositive Power: 481,750

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 482,750

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.8%

12.	Type of Reporting Person: IN

13G
CUSIP No. 194589-10-7			Page 5 of 9

1.	Name of Reporting Person: Philip H. Dickman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,100

		6.	Shared Voting Power: 481,750

		7.	Sole Dispositive Power: 1,100

		8.	Shared Dispositive Power: 481,750

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 482,850

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.8%

12.	Type of Reporting Person: IN

13G
CUSIP No. 194589-10-7			Page 6 of 9

1.	Name of Reporting Person: Floyd Dickman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 481,750

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 481,750

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 481,750

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.8%

12.	Type of Reporting Person: IN

SECURITIES AND EXCHANGE COMMISSION
SIGNATURES
INDEX TO EXHIBITS
Joint Filing Agreement

Cusip No. 194589-10-7	Page 7 of 9 Pages

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G

Item 1(a).	Name of Issuer:

Collegiate Pacific Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

13950 Senlac Drive, Suite 100, Dallas, Texas 75234

Item 2(a).	Name of Person Filing:

Kesslers Sport Shop, Inc. (now known as RPD Services, Inc.);
Robert J. Dickman;
Daniel A. Dickman;
Philip H. Dickman; and
Floyd Dickman (collectively, the “Reporting Persons”).

The Reporting Persons, except for Kesslers Sport Shop, Inc. are shareholders of Kesslers Sport Shop, Inc. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

930 E. Main Street
Richmond, IN 47374

Item 2(c).	Citizenship:

Kesslers Sport Shop, Inc. — Indiana
Messrs. Robert, Dan, Phil and Floyd Dickman — United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e).	CUSIP Number.

194589-10-7

Item 3.	If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), or(c), check whether the person filing is a:

Not Applicable.

Cusip No. 194589-10-7	Page 8 of 9 Pages

Item 4.	Ownership.

The information in items 1 and 5 through 11 on the cover pages to this Amendment No. 1 to Schedule 13G/A is hereby incorporated by reference. On April 8, 2004, the Reporting Persons filed an initial statement on Schedule 13G reporting their beneficial ownership of approximately 11.9% of the Issuer’s common stock. Due solely to the change in the aggregate number of shares of the Issuer’s common stock outstanding between April 8, 2004, and August 13, 2004, the Reporting Persons were the beneficial owners of approximately 9% of the Issuer’s common stock as of August 13, 2004, based on 10,017,804 shares of the Issuer’s common stock reported to be outstanding as of that date in the Registration Statement on Form S-3 filed by the Issuer on August 13, 2004. The 4.8% reported in this Amendment No. 1 to Schedule 13G is calculated based on 10,045,399 shares of the Issuer’s common stock reported to be outstanding as of September 20, 2004, in the Annual Report on form 10-KSB filed by the Issuer on September 28, 2004.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 194589-10-7	Page 9 of 9 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2004

Kesslers Sport Shop, Inc.
By:	/s/ Michael R. Dorey, by Power of Attorney
Robert J. Dickman, President

By:	/s/ Michael R. Dorey, by Power of Attorney
Robert J. Dickman

By:	/s/ Michael R. Dorey, by Power of Attorney
Daniel A. Dickman

By:	/s/ Michael R. Dorey, by Power of Attorney
Philip H. Dickman

By:	/s/ Michael R. Dorey, by Power of Attorney
Floyd Dickman

INDEX TO EXHIBITS

Exhibit 1 — Joint Filing Agreement